FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 1, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 1, 2016 – Transfer of Treasury Shares

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM Holdings PLC

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 1 August 2016 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

13,956 ordinary shares @ 446.4 pence per share

85,953 ordinary shares @  796 pence per share

1,497 ordinary shares @ 734.4 pence per share

588 ordinary shares @ 934.4 pence per share

Following the above transfers of treasury stock, the Company holds 5,766,927 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,442,202.